Exhibit 99.1

Nano Dimension Urges Shareholders to Disregard Proxy Voting Materials Issued by Murchinson Ltd.

Company Will Inform Shareholders If and When a Valid and Duly Called Shareholder Meeting Will be Held

Waltham, Mass, Feb. 23, 2023 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM, “Nano Dimension” or the “Company”), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional polymer, metal & ceramic Additive Manufacturing (“AM”) 3D printers, today sent a letter to shareholders urging them to disregard proxy voting materials issued by Murchinson Ltd. (“Murchinson” or the “Fund”) and its manager, Mr. Marc Bistricer.

As previously announced on January 30th, 2023, the notice of a special general meeting of the Company’s shareholders issued by Murchinson failed to comply with requirements under applicable law. Accordingly, the meeting is invalid. The Nano Dimension Board of Directors urges shareholders to take no action and disregard any materials or WHITE proxy cards they may receive. In addition, the Company filed today a lawsuit in the courts in Israel seeking a declaratory judgment that the Murchinson meeting is illegal and seeking damages in relation to Murchinson’s illegal and bad faith actions. Nano Dimension will inform its shareholders if and when a valid and duly called meeting will be held.

The Nano Dimension Board of Directors and management team are committed to continuing to act in the best interest of the Company and all of its shareholders and in accordance with the applicable laws and regulations, as well as with the Company’s articles of association.

The Company remains focused on its primary mission: to accelerate the growth of its business, leverage its unique market position and seize organic and inorganic opportunities to drive meaningful shareholder value creation. The Company initiated a $100 million share repurchase program and intends to continue its M&A strategy to create the clear AM market leader and transform AM, AME and adjacent industrial non-digitized sectors.

The full text of the letter sent to shareholders follows.

DO NOT RETURN ANY WHITE PROXY CARD FROM MURCHINSON LTD.

NANO DIMENSION WILL INFORM ITS SHAREHOLDERS WHEN A VALID MEETING WILL BE HELD

NO SHAREHOLDER ACTION IS REQUIRED AT THIS TIME

Dear Fellow Shareholder,

Thank you for your investment in and continued support of Nano Dimension.

You may have received materials recently distributed by Murchinson Ltd. related to a special general meeting of the Company’s shareholders. You should disregard those materials, including the WHITE proxy cards. No shareholder action is required or appropriate at this time.

As previously announced on January 30th, 2023, the notice of a special general meeting issued by Murchinson failed to comply with requirements under applicable law and the meeting notice is invalid. In addition, the Company filed a lawsuit in the courts in Israel seeking a declaratory judgment that the Murchinson meeting is illegal.

Only Nano Dimension will inform its shareholders if and when a valid and duly called meeting will be held, and the Company will provide materials describing important facts to consider in your election of Directors or any other matters being voted upon at that time.

Nano Dimension is a recognized world leader in the field of innovative technology of 3D printing and Digital-Cloud-Manufacturing systems. Under the guidance of our highly qualified Board of Directors and management team, Nano Dimension remains focused on its primary mission: to accelerate the growth of its business, leverage its unique market position and seize organic and inorganic opportunities for meaningful shareholder value creation.

The current strategy has driven results, including the 1,000% growth in annual revenues, from $4 million to $43.6 million, within a two-year period, while preserving over $1 billion in cash on the balance sheet to continue this trajectory and fund future growth. The Company remains focused on maximizing shareholder value, including the recently announced $100 million share repurchase program, as we execute our strategy to create the clear Additive Manufacturing (AM) market leader and transform AM, Additively Manufactured Electronics and adjacent industrial non-digitized sectors.

We look forward to providing you with more information regarding Nano Dimension’s long-term value creation strategy. In the meantime, the Nano Dimension Board of Directors and management team remain committed to acting in the best interest of all shareholders, and in accordance with the applicable laws and regulations, as well as with the Company’s articles of association.

If you have any questions, please call our proxy solicitor, Innisfree M&A Incorporated, toll-free at (888) 750-9498.

We thank you for you continued support.

Board of Directors

Nano Dimension

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to disrupt electronics and mechanical manufacturing with an environmentally friendly & economically efficient electronics and precision additive manufacturing Industry 4.0 solution - transforming digital designs into functioning electronic and mechanical devices - on demand, anytime, anywhere.

Nano Dimension’s strategy is driven by the application of deep learning-based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension serves over 2,000 customers across vertical target markets such as aerospace & defense, advanced automotive, high-tech industrial, specialty medical technology, R&D, and academia. The company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers-based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing. For more information, please visit www.nano-di.com.

Forward-Looking Statements

This letter contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses its primary mission to accelerate the growth of its business, leverage its unique market position and seize organic and inorganic opportunities to drive meaningful shareholder value creation, its ability to execute its strategy to create the clear AM market leader and to transform AM, AM Electronics and adjacent industrial non-digitalized sectors, and its ability to fund future growth and maximize shareholder value, including through its share repurchase program. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance, or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2022, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

Investor Relations Contact
ir@nano-di.com

Media Contact
FGS Global
Bryan Locke / Kal Goldberg / Kelsey Markovich
NanoDimension@fgsglobal.com